Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table presents our earnings to fixed charges for the periods indicated:

	Thirty-Nine Weeks Ending October 31, 2009	Fiscal Year Ended
		January 31, 2009	February 2, 2008	February 3, 2007	January 28, 2006	January 29, 2005
Earnings:
Income before income taxes, noncontrolling interest and cumulative effect of change in accounting principle	$114	$449	$1,107	$1,096	$958	$1,116
Fixed charges (excluding capitalized interest)	265	297	268	230	247	225
Distributions from equity method investments, net of income or loss from equity investees	(5)	102	(3)	6	26	11

Total earnings	$374	$848	$1,372	$1,332	$1,231	$1,352

Fixed charges:
Portion of minimum rent representative of interest	$87	$115	$117	$128	$153	$167
Interest on indebtedness (including capitalized interest)	177	184	156	106	94	58

Total fixed charges	$264	$299	$273	$234	$247	$225

Ratio of earnings to fixed charges	1.4	2.8	5.0	5.7	5.0	6.0